SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

CONSTELLATION ENERGY PARTNERS LLC

(Name of Issuer)

Common Units Representing Class B Limited Liability Company Interests

(Title of Class of Securities)

21038E 10 1

(CUSIP Number)

Casey Bigelow

210 Park Avenue

Oklahoma City, OK 73102

(405) 600-7704

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 31, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 21038E 10 1	Page 2 of 14

1	NAME OF REPORTING PERSON PostRock Energy Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 5,503,956 common units
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 5,503,956 common units
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,503,956 common units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.38%*
14	TYPE OF REPORTING PERSON CO (Corporation)

*	The calculations in this Schedule 13D are based on the Issuer’s disclosure in its Annual Report on Form 10-K for the year ended December 31, 2013, that 28,399,502 shares of Class B limited liability company interests were outstanding as of March 21, 2014.

CUSIP No. 21038E 10 1	Page 3 of 14

1	NAME OF REPORTING PERSON Constellation Energy Partners Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 5,503,956 common units
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 5,503,956 common units
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,503,956 common units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.38%
14	TYPE OF REPORTING PERSON OO (Limited liability company)

CUSIP No. 21038E 10 1	Page 4 of 14

1	NAME OF REPORTING PERSON White Deer Energy L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 5,503,956 common units
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 5,503,956 common units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,503,956 common units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.38%
14	TYPE OF REPORTING PERSON PN (Limited Issuer)

CUSIP No. 21038E 10 1	Page 5 of 14

1	NAME OF REPORTING PERSON White Deer Energy TE L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 5,503,956 common units
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 5,503,956 common units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,503,956 common units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.38%
14	TYPE OF REPORTING PERSON PN (Limited Issuer)

CUSIP No. 21038E 10 1	Page 6 of 14

1	NAME OF REPORTING PERSON White Deer Energy FI L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 5,503,956 common units
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 5,503,956 common units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,503,956 common units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.38%
14	TYPE OF REPORTING PERSON PN (Limited Issuer)

CUSIP No. 21038E 10 1	Page 7 of 14

1	NAME OF REPORTING PERSON Edelman & Guill Energy L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 5,503,956 common units
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 5,503,956 common units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,503,956 common units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.38%
14	TYPE OF REPORTING PERSON PN (Limited Issuer)

CUSIP No. 21038E 10 1	Page 8 of 14

1	NAME OF REPORTING PERSON Edelman & Guill Energy Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 5,503,956 common units
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 5,503,956 common units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,503,956 common units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.38%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 21038E 10 1	Page 9 of 14

1	NAME OF REPORTING PERSON Thomas J. Edelman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 5,503,956 common units
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 5,503,956 common units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,503,956 common units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.38%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 21038E 10 1	Page 10 of 14

1	NAME OF REPORTING PERSON Ben A. Guill
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 5,503,956 common units
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 5,503,956 common units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,503,956 common units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.38%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 21038E 10 1	Page 11 of 14

SCHEDULE 13D

Explanatory Note: This Amendment No. 4 amends and supplements the Statement on Schedule 13D (the Initial Statement”), filed by the reporting persons named in Item 2 thereof (the “Reporting Persons”) on August 18, 2011, as amended by Amendments No. 1, No. 2 and No. 3 thereto, relating to the Class B limited liability company interests (the “Common Units”) of Constellation Energy Partners LLC (the “Issuer”).

Item 1.	Security and Issuer.

This Statement is being filed with respect to the Common Units of the Issuer. The address of the principal executive offices of the Issuer is 1801 Main Street, Suite 1300, Houston, Texas 77002.

Item 5.	Interests in Securities of the Issuer

Item 5(c) of the Initial Statement is hereby amended and restated as follows:

On March 31, 2014, Constellation Energy Partners Management, LLC, a Delaware limited liability company (“CEPM”), as the record holder of 484,505 Class A Units of the Issuer and 5,918,894 Common Units, entered into a Settlement Agreement (the “Settlement Agreement”), among (i) CEPM, Gary M. Pittman and John R. Collins (collectively, the “Plaintiffs”), (ii) Stephen R. Brunner, Richard S. Langdon, Richard H. Bachmann, John N. Seitz, and the Issuer (collectively, the “CEP Defendants”), (iii) Sanchez Oil & Gas Corporation, Sanchez Energy Partners I, LP (“SEPI”), Antonio R. Sanchez III, and Gerald F. Willinger (the “Sanchez Defendants” and, together with the CEP Defendants, the “Defendants”), (iv) PostRock Energy Corporation (“PostRock”), White Deer Management LLC, White Deer Energy L.P. and Thomas J. Edelman (collectively, the “White Deer Parties”), with respect to litigation brought by the Plaintiffs against the Defendants alleging breach of contract and related claims against the Defendants with respect to certain transactions between CEP and SEPI completed on August 9, 2013.

Pursuant to the terms of the Settlement Agreement, CEPM has (1) transferred its 484,405 Class A Units of the Issuer to SEPI in exchange for the payment by SEPI of $817,767 in cash to CEPM, and (2) transferred 414,938 Common Units to SEPI in exchange for an aggregate payment from SEPI of $1 million, based on a per unit purchase price for such Common Units of approximately $2.41 per unit.

In addition, pursuant to the terms of the Settlement Agreement, CEP has paid $6,516,103 in cash to CEPM. The Settlement Agreement also contains certain covenants with respect to CEPM selling its remaining Common Units over a period of more than six months following the settlement and certain governance matters.

The foregoing description of the Settlement Agreement is only a summary of certain terms set forth therein, and is qualified in its entirety by the full text of the Settlement Agreement which is attached as Exhibit J hereto.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 5(c) is incorporated into this Item 6 by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit A*	Joint Filing Agreement.

Exhibit B	Purchase Agreement, dated August 8, 2011, by and among PostRock Energy Corporation, Constellation Energy Commodities Group, Inc. and Constellation Energy Partners Holdings, LLC (attached as Exhibit 2.1 to PostRock Energy Corporation’s current report on Form 8-K (File No. 001-34635) filed with the Commission on August 12, 2011 and incorporated herein by reference).

Exhibit C	Second Amended and Restated Operating Agreement of Constellation Energy Partners LLC, dated as of November 26, 2006 (attached as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-33147) filed with the Commission on November 28, 2006 and incorporated herein by reference).

CUSIP No. 21038E 10 1	Page 12 of 14

Exhibit D	Amendment No. 1 to the Second Amended and Restated Operating Agreement of Constellation Energy Partners LLC, dated as of April 23, 2007 (attached as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-33147) filed with the Commission on April 24, 2007 and incorporated herein by reference).

Exhibit E	Amendment No. 2 to the Second Amended and Restated Operating Agreement of Constellation Energy Partners LLC, dated as of July 25, 2007 (attached as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-33147) filed with the Commission on July 26, 2007 and incorporated herein by reference).

Exhibit F	Amendment No. 3 to the Second Amended and Restated Operating Agreement of Constellation Energy Partners LLC, dated as September 21, 2007 (attached as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-33147) filed with the Commission on September 26, 2007 and incorporated herein by reference).

Exhibit G	Amendment No. 4 to the Second Amended and Restated Operating Agreement of Constellation Energy Partners LLC, dated as December 28, 2007 (attached as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-33147) filed with the Commission on December 28, 2007 and incorporated herein by reference).

Exhibit H*	Purchase Agreement, dated December 19, 2011, by and among PostRock Energy Corporation, Constellation Energy Partners Management, LLC, Constellation Energy Commodities Group, Inc. and Constellation Energy Partners Holdings, LLC.

Exhibit I*	Power of Attorney, granted by Ben A. Guill, in favor of the signatory hereto, dated June 25, 2012.

Exhibit J	Settlement Agreement, dated March 31, 2014.

*	Previously filed.

CUSIP No. 21038E 10 1	Page 13 of 14

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

April 2, 2014

POSTROCK ENERGY CORPORATION

By:	/s/ Stephen L. DeGiuisti
	Name:	Stephen L. DeGiusti
	Title:	Executive Vice President, General
Counsel and Secretary

CONSTELLATION ENERGY PARTNERS MANAGEMENT, LLC

By:	/s/ Stephen L. DeGiuisti
	Name:	Stephen L. DeGiusti
	Title:	Secretary and Treasurer

WHITE DEER ENERGY L.P.

By:	Edelman & Guill Energy L.P., its general partner

By:	Edelman & Guill Energy Ltd., its general partner

	By:	/s/ Thomas J. Edelman
		Name:	Thomas J. Edelman
		Title:	Director

WHITE DEER ENERGY TE L.P.

By:	Edelman & Guill Energy L.P., its general partner

By:	Edelman & Guill Energy Ltd., its general partner

	By:	/s/ Thomas J. Edelman
		Name:	Thomas J. Edelman
		Title:	Director

WHITE DEER ENERGY FI L.P.

By:	Edelman & Guill Energy L.P., its general partner

By:	Edelman & Guill Energy Ltd., its general partner

	By:	/s/ Thomas J. Edelman
		Name:	Thomas J. Edelman
		Title:	Director

CUSIP No. 21038E 10 1	Page 14 of 14

EDELMAN & GUILL ENERGY L.P.

By:	Edelman & Guill Energy Ltd., its general partner

	By:	/s/ Thomas J. Edelman
		Name:	Thomas J. Edelman
		Title:	Director

EDELMAN & GUILL ENERGY LTD.

	By:	/s/ Thomas J. Edelman
		Name:	Thomas J. Edelman
		Title:	Director

THOMAS J. EDELMAN

/s/ Thomas J. Edelman

BEN A. GUILL

/s/ Thomas J. Edelman
Attorney-in-Fact for Ben A. Guill